EXHIBIT 10.24

Compensation of Outside Directors

Until the elimination of the previously-implemented (January 2009) 10% salary reduction for employees and equivalent reduction in the compensation payable to the Company’s outside (non-employee) directors, the cash compensation payable to the outside directors is as follows:

•	the annual cash retainer payable for Company Board-level (as opposed to Committee-level) service will be $27,000;
•	the annual cash retainer payable to the chairman of the Audit Committee will be $10,800;
•	the annual cash retainer payable to the chairman of the Compensation Committee will be $8,100;
•	the annual cash compensation payable to the chairman of the Corporate Governance Committee will be $6,300; and
•	the annual cash retainer payable to the Lead Independent Director will be $10,800.

The per-meeting fees payable to the outside directors are as follows:

•	for in-person Board of Directors meetings, $1,440;
•	for in-person Committee meetings, $1,080; and
•	for telephonic meetings of the Board of Directors or a Committee lasting less than one hour, an amount equal to 50% of the per meeting for a Board of Directors or Committee meeting, as applicable; and
•
on and after February 1, 2010, the Chairman of the Joint Special Committee shall be paid additional compensation at the rate of $150 per hour in recognition of his increased responsibilities in connection with the search for a new chief executive officer.

In addition, if and when a Special Committee is needed, the amount of the compensation payable to the members of such Committee will be: $4,500 per month for the chairman; $2,250 per month for the vice-chairman; and $1,800 per meeting for all members of the Special Committee. The additional compensation will be discontinued when any Special Committee project is suspended or concluded.